To:  Sonia Barros

Re:	Graham Alternative Investment Fund I LLC
File No. 000-53965

Dear Ms. Barros,

I am writing to follow up on your comment letter dated October 1, 2010 relating to the Form 10 filed by Graham Alternative Investment Fund I LLC (the “Registrant”).  As I think you are aware, Kevin Woody has been communicating with Tim Sperry of Graham Capital Management, L.P., the manager of the Registrant (the “Manager”), regarding the accounting questions raised in items 6-9 of your letter, and I understand that they have now reached resolutions on those issues that will be reflected in an amendment to the Form 10 to be filed by the Registrant.  I thought it would be helpful in this email to address the remaining items 2-5 in your letter, which as you may recall we discussed by telephone and agreed tentatively upon resolutions, subject to your review of final language.

1.         In response to item 2 in your letter, we are adding disclosure to the Registration Statement to make it clearer that all of the master funds through which the Registrant holds its investments are managed by one or more employees of the Manager, and to make clearer that the Registrant is not a fund of funds allocating assets to other independent investment managers.   I believe that in our last conversation you indicated that, with the added clarification, you will not seek the added disclosure about the master funds as requested in comment 2 of your letter.  The following new disclosure will be added to page 6 of the Registration Statement:

“The Fund currently employs a master-feeder structure for its individual trading programs.  Each trading program may, but will not necessarily in all cases, be conducted through one or more master funds.  Each of the master funds is managed by one or more employees of the Manager.  The master funds were organized by the Manager in order to facilitate the management of various funds and accounts managed by the Manager using in whole or in part the same trading program.  The Fund may, alternatively, trade its individual trading programs through one or more accounts held directly in the Fund’s name.”

2.         In response to item 3 in your letter, we propose to revise the disclosure appearing on page 23 of the Registration Statement regarding the allocation by sector of the Registrant’s total assets to read as follows (and to make a similar change on page 25):

“At December 31, 2009, investments by the Blended Strategies Portfolio in master funds were comprised of the following sectors based on the fair value of the underlying assets in each master fund, where a positive value indicates that the underlying assets attributable to the sector were a net asset of the master funds and a negative value indicates that the underlying assets attributable to the sector were a net liability of the master funds: …”

3.         In response to item 4 in your letter, attached to this email is a copy of selected pages of the Registration Statement marked to show text added under Items 2(a)(i) and (ii) to provide further information as to the causes for material changes from year to year of line items in the Registrant’s financial statements.

4.         In response to item 5 in your letter, we note, as you and I discussed, that the Registrant, as a Delaware limited liability company, is not required under applicable law to have, and does not have, a board of directors.  The organizational documents of the Registrant neither require nor contemplate a board of directors.  The Manager, as a Delaware limited partnership, also is not required to have a board of directors, and the organizational documents of the Manager also therefore neither require nor contemplate a board of directors.  Accordingly, there are no directors of either the Registrant or the Manager, and no conclusion was ever reached that any person would or should serve as a director of the Registrant.  Instead, consistent with the approach followed by other similar registrants (e.g., Citigroup Abingdon Futures Fund L.P. and Winton Futures Fund, L.P.), the Manager identified in response to Item 5 certain of its senior management personnel that are the nearest functional equivalents to directors, and provided their business backgrounds.  Given that these individuals are not in fact acting as directors of the Registrant, we believe that the requirement to describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Registrant is not applicable to the Registrant.

Subject to any comments you may have, we will also make corresponding changes to the Registration Statement for Graham Alternative Fund II LLC (File No. 000-53967).

Please feel free to call me at 212-969-3600 if you have any questions or comments regarding the above.

Sincerely,

Christopher M. Wells
Partner

Proskauer
1585 Broadway
New York, NY 10036-8299
d 212.969.3600
f  212.969.2900
cwells@proskauer.com